Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 1, 2014, with respect to the consolidated financial statements of Texas Industries, Inc. included in the Registration Statement (Form S-3) and related Prospectus of Martin Marietta, Inc. for the registration of debt securities, common stock, preferred stock, and warrants.

/s/ Ernst & Young LLP

Dallas, Texas

May 12, 2017